UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of October 2004

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X                Form 40-F

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes                  No      X

Financial Results

9M2004

Investor Relations

Department

Pedro Pires, Head of IR

Gonçalo Santos

Elisabete Ferreira

Cristina Requicha

Rui Antunes

Catarina Mello

Tel: +351 21 001 2834

Fax: +351 21 001 2899

Email: ir@edp.pt

Site: www.edp.pt

Reuters:	EDPP.IN / EDP.N
Bloomberg:	EDP PL / EDP US

Lisbon, 25 October 2004

EDP – Energias de Portugal, S.A.     Headquarters: Praça Marquês de Pombal,12     1250-162 Lisboa     Portugal

Consolidated Balance Sheet

Assets (€ million)	9M2004	YE2003
	(unaudited)
Non-current assets	15.320,1	15.084,1
Fixed assets, net	11.868,0	11.651,6
Intangible assets, net	1.793,5	1.849,7
Financial Investments, net	1.658,7	1.582,8

Currents assets	2.677,5	2.334,8
Inventories	160,7	159,2
Accounts receivable - trade, net	1.037,2	921,5
Accounts receivable - other, net	1.266,3	966,6
Cash and cash equivalents	213,3	287,5
Accruals and Deferrals	550,5	622,4
Deferred Tax	564,6	609,3

Total assets	19.112,8	18.650,7

Shareholders’ equity (€ million)	9M2004	YE2003
	(unaudited)
Share capital	3.000,0	3.000,0
Treasury stock	(37,2)	(49,0)
Reserves and retained earnings	2.157,1	1.965,9
Consolidated net profit	350,6	381,1

Shareholders’ equity	5.470,5	5.298,0

Minority interest	216,3	236,5
Hydrological correction account	376,9	387,5

Liabilities (€ million)	9M2004	YE2003
	(unaudited)
Provisions	839,8	819,6
Financial Debt	7.428,0	7.492,7
Short-term debt & current portion of long-term debt	1.597,4	1.457,5
Long-term debt	5.830,6	6.035,3
Current liabilities	1.726,2	1.781,9
Accounts payable - trade, net	693,8	782,6
Accounts payable - other, net	1.032,3	999,3
Accruals and Deferrals	2.511,6	2.018,4
Deferred Tax	543,5	616,1

Total liabilities	13.049,1	12.728,7

Total liabilities and shareholders’ equity	19.112,8	18.650,7

Cash Flow Statement

(€ million)	9M2004
(unaudited)
Net Profit	350,6
Tariff Adjustment	127,8
Depreciation and amortization	642,2
Compensation of subsidised assets depreciation	(57,0)
Amortization of investments (goodwill)	70,3
Net Provisions	12,2
Interests on hydrological correction account	7,2
Other	(75,1)
Interests and other financial expenses / (income)	237,3
Change in operating working capital	(22,2)
Capital expenditures	(706,9)

Net operating cash flow	586,4

Divestments of fixed assets	21,5
Financial divestments / (investments)	(4,3)
Interests and other financial expenses / (income)	(237,3)
Dividends paid and results distributed to employees	(288,7)
Other changes in non-operating working capital	(12,9)

Decrease / (increase) in financial debt	64,7

•	The core business is still the main contributor with EDP Produção and EDP Distribuição accounting for €646.2 million of total Group cash flow.

•	The cash-flow generation at the core business enabled the EDP Group to pay a €0.09 dividend per share during the 1H2004. Gross financial debt was reduced by €64.7 million from €7,492.7 million in 2003 to €7,428.0 million in the 9M2004.

Capital Expenditures

(€ million)	9M2004	9M2003
	(unaudited)	(unaudited)
EDP Produção	143,0	126,6
Enernova & EDP Bioeléctrica	37,3	25,5
EDP Distribuição	254,9	218,0
(-) Subsidies in cash	53,9	43,4
(=) EDPD cash investments	201,0	174,6
Hidrocantábrico (40%)	72,0	43,0
Brazil	209,3	90,5
Other	44,2	68,8

Total	706,9	528,9

•	The EDP Group’s capital expenditure totalled €706.9 million in the 9M2004, up 33.6% year-on-year, on the back of the investments in the distribution grid in Portugal and the development of the Peixe Angical power plant in Brazil. Note that the figures presented correspond to the EDP Group’s cash out flow on operating investments, considering the consolidation method for each subsidiary.

•	EDPP’s investment rose 13.0% year-on-year, following the construction of the second 400 MW group of TER (€100.8 million). This second unit started test emissions during the 3Q2004 and should start operations on November 1, 2004. EDP will build a third 400 MW unit in TER for an extra €197.0 million by 2006, when it should start operations.

•	The bulk of Enernova’s operating investment was in new wind capacity. Enernova invested €20.5 million in 3 new wind farms (Alto do Talefe, Fonte da Quelha and Padrela) with a total installed capacity of 31.5 MW which started operations in the 1H2004, and a further €1.9 million in 2 additional wind farms (Açor and Alagoa de Cima) with a total capacity of 25 MW that should start operations in the 4Q2004.

•	The investment at EDPD was focused on the distribution network to improve the quality of service. Investments in the distribution grid increased 24.9% year-on-year and led to a 37% drop in the equivalent interruption time, from 236 min. in 9M2003 to 149 min. in the 9M2004.

•	Capex at HC increased 67.1% due to €82.2 million (€32.9 million for HC 40% at EDP) of investments made at the Albacete wind farm (124 MW), which should start operating in early November. Total investment in the project is estimated at €117 million, of which €99.4 million had already been invested by September 2004.

•	Capex in Brazil more than doubled due to the investment made at the Peixe Angical hydro power plant (450 MW), which amounted to R$521.4 million (€147.5 million) in the 9M2004. Peixe Angical should start operating during 2006.

Consolidated Profit and Loss Account

(€ million)	9M2004	9M2003	Δ%
	(unaudited)	(unaudited)
Electricity Sales	4.749,1	4.781,6	-0,7%
Other Sales	163,9	69,1	137,0%
Services Provided	399,1	336,0	18,8%
Revenues	5.312,1	5.186,7	2,4%
Electricity purchases	2.445,4	2.533,5	-3,5%
Fuel, steam and ashes	367,3	312,8	17,4%
Other raw materials and consumables	120,5	96,2	25,3%
Supplies and services	454,5	451,3	0,7%
Personnel costs	472,2	493,5	-4,3%
Concession and power generating rents	142,1	132,0	7,6%
Other operating expenses / (income)	5,4	(0,3)	—
Own work capitalised	(155,5)	(152,6)	-1,9%
Depreciation and amortization	642,2	617,1	4,1%
Compensation of subsidised assets’ depreciation (1)	(57,0)	—	100%
Provisions	89,0	120,8	-26,4%
Operating costs and expenses, net (1)	4.526,1	4.604,4	-0,2%
Operating margin	786,1	582,4	35,0%
Interest and related income / (expenses)	(268,9)	(287,1)	6,3%
Other non-operating income / (expenses) (1)	(62,3)	84,7	-173,5%
Profit before taxes and minorities	454,8	379,9	19,7%
Provision for income taxes	206,6	166,0	24,4%
Provision for deferred taxes	(71,0)	(22,0)	-222,4%
Minority interests	(31,4)	(21,8)	-44,5%

Consolidated net profit	350,6	257,6	36,1%

(1)	The “compensation of subsidised assets’ depreciation” is presented in 9M2004 as a deduction to the amortization instead of being recognized as other non-operating income. Thus, in 9M2003, the other non-operating income included €53.1 million related to the compensation of subsidised assets’ depreciation. Such amount has not been reclassified for the 9M2003 as to do so would not be allowed under Portuguese GAAP. Under US GAAP, €57 million and €53.1 million would be included in the determination of operating income for the 9M2004 and the 9M2003, respectively.

In September 2003, under Portuguese GAAP, the EDP Group did not measure its derivatives and investments at fair value. During the fourth quarter of 2003 the EDP Group made early implementation of International accounting Standards IAS 32, IAS 36 and IAS 39 with effect since 1 January, 2003. Of note, although the results for the 12 months ended December 31, 2003 reflect the adoption of these standards as of 1 January 2003 the nine months ended September 30, 2003 has not been restated to reflect such adoption as to restate previously reported figures is inappropriate under Portuguese GAAP. The impact before taxes resulting from this adoption as at September 30, 2003 would be as follows:

	Assets	Liabilities	Shareholders’ Equity	Profit before tax for the period
(€ m) (unaudited)	DR / (CR)	DR /(CR)	DR / (CR)	DR / (CR)
Derivatives	163,8	—	(131,2)	(32,6)
Investments	311,1	(272,7)	(38,4)	—

EDP Group reported a 19.7% growth in the 9M2004 at the Profit Before Taxes and Minorities mostly due to:

(i) EDP’s exposure to high growth electricity markets: Portugal up 5.1%, Spain up 4.2% and EDP’s concession areas in Brazil up 5.3%;

(ii) Cost control and efficiency improvements: Personnel costs fell 4.3% thanks to the HR Restructuring Program, while consolidated supplies and services were up a mere 0.7% (Adjusting for Oni’s direct costs which are accounted for as S&S at EDP’s consolidated accounts);

(iii) TER’s entry into industrial service contributing an extra 1.9 TWh of electricity emission;

(iv) The tariff revisions in Brazil;

(v) The contribution of Naturcorp for the 9M2004, following the acquisition of a 56.8% stake by Hidrocantábrico in July 2003.

•	Operating provisions include the effects of the provisional retroactive changes in tariffs granted to Bandeirante.

•	Net interest and related income/expenses posted a 6.3% improvement, benefiting from the 8.3% year-on-year decrease in financial interest charges following the reduction in financial debt.

•	Other non-operating income/expense were hit by retroactive changes in tariffs granted to Bandeirante and Escelsa (–€16.1 million) and by costs with negotiated dismissals and anticipations to early retirement age (–€22.4 million).

•	Consolidated net profit was up 36.1% year-on-year to €350.6 million. The generation business and Brazil were the main contributors.

Electricity Emission in Portugal

(GWh)	9M2004	9M2003	Δ%
	(unaudited)	(unaudited)
Hydroelectric (PES)	6.738	10.169	-33,7%
Thermoelectric (PES)	8.554	9.717	-12,0%

Binding Generation	15.291	19.886	-23,1%
Hydroelectric (NBES)	277	485	-42,9%
TER CCGT (NBES)	2.027	3	—

Non-Binding Generation	2.304	488	372,4%
Biomass	36	29	22,8%
Wind Farms	142	82	73,8%
Cogeneration	529	520	1,7%
Small Hydro	94	140	-32,9%

Special Regime Producers	800	771	3,8%

Total EDP emission	18.396	21.144	-13,0%

Pego thermal power station (PES)	3.221	3.046	5,7%
Tapada thermal power station (PES)	4.748	4.045	17,4%
Alqueva hydroelectric power station (PES)	58	—	—
Auto-producers (IES)	2.654	2.205	20,4%
Import / (Export) net	5.130	2.044	150,9%
Direct sales to Ind. Clients (incl. in cogeneration)	(398)	(401)	0,8%
Pumping	(349)	(370)	5,6%

Gross demand	33.459	31.713	5,5%

Synchronous compensation	(27)	(25)	-8,2%
Own consumption - generation	(6)	(2)	-170,3%
Own consumption - transmission grid	(7)	(7)	0,9%
Losses	(494)	(576)	14,3%

Energy delivered to distribution	32.926	31.103	5,9%

Hydrological Coefficient	0,83	1,28	—

•	EDP’s total emission, amounting to 18,396 GWh, was down 13% in the period due to lower rainfall (hydro coefficient of 0.83 vs. 1.28 in the 9M2003), and thus a lower utilization of our hydroelectric power plants (39% vs 51% in 9M2003). Given that EDP owns nearly all the hydroelectric generation capacity in Portugal, its contribution to the total energy delivered to the system fell from 67% to 55% year-on-year.

•	The first TER CCGT unit (TER I), which started industrial service on the 14th February 2004, contributed with 1.9 TWh to total emissions to the network, of which 367 GWh were test emissions. Test emissions at the second TER CCGT unit (TER II) started in the 2Q2004 (136GWh). TER II is expected to start industrial service on November 1, 2004.

•	Sines, a base load, coal fired power station, which underwent maintenance works in the 1H2003, increased generation year-on-year by 134 GWh (+1.9%) in the 9M2004. These works are foreseen in the PPA contract with REN and therefore had no influence on the PPA capacity charge. Works at unit 4 of Sines started only on the 3Q2004 and were not yet concluded by the end of the quarter.

•	The fuel oil fired power plants, operating under PPAs with REN, registered a significant YoY drop in output, particularly visible at Setúbal and Carregado power stations. The reduction in the dispatch from these plants to the binding system, results from an increase in demand in the non-binding system. Consumption in the NBES was met by power stations operating in this system – namely TER - and imports from the Spanish pool, due to lower average pool prices. Under the PPAs, the remuneration of these fuel oil plants is based on availability and not on the energy they actually generate.

EDP Produção

Electricity Sales

(€ million)	9M2004	9M2003	Δ%
PPA Capacity Charge	666,9	662,9	0,6%
PPA Energy Charge	202,5	222,8	-9,1%

Total CPPE (PES)	869,3	885,7	-1,8%
TER / Trading (NBES)	109,0	52,0	109,9%
Cogeneration (Soporgen & Energin)	41,1	30,9	32,9%
Small Hydro (1)	6,8	9,9	-30,8%

Total EDP Produção	1.026,3	978,4	4,9%

(1)	Only includes sales from the hydroelectric power plants with installed capacity <10 MW (>10 MW are dispatch by the energy management department).

•	The PPA energy charge dropped 9.1% due to the lower utilisation of the fuel oil power stations.

Fuel Costs

(€ million)	9M2004	9M2003	Δ%
Coal	127,2	95,5	33,2%
Fuel-oil	54,3	104,3	-47,9%
Natural Gas	11,6	17,0	-31,7%
Diesel	0,6	1,8	-67,4%

CPPE (PES)	193,7	218,6	-11,4%

Natural Gas (TER, Soporgen & Energin)	85,2	27,7	208,1%

Total EDP Produção	278,9	246,3	13,3%

•	CPPE’s fuel costs were lower than the index reference it receives through the PPA energy charge (€193.7 million vs. €202.5 million).

•	The 33.2% increase in coal costs in 9M2004 mainly reflects the consumption of more expensive stocks (average €47/ton) vis-à-vis 9M2003 (average €36/ton), and to a lesser extent the higher output from the Sines plant.

Electricity Purchases

(€ million)	9M2004	9M2003	Δ%
	(unaudited)	(unaudited)
Trading, Autoconsumption & Cogeneration	34,0	44,0	-22,7%

•	The energy management activity, which was transferred from EDP Energia to EDPP in the 4Q2003, is responsible for the dispatch and management of energy sales for the power station operating in the NBES and for fuel procurement for all of EDPP’s thermal plants. Electricity sales from the “TER / Trading (NBES)” item relate mostly to TER and EDPP’s hydro power plants in the NBES (HDN and Hidrocenel).

•	Gross profit from EDPP’s special regime producers (cogeneration and small hydro) decreased because of the 32.9% lower generation at the small hydro power stations with less than 10 MW.

Profit and Loss Account

(€ million)	9M2004	9M2003	Δ%
	(unaudited)	(unaudited)
Electricity sales	1.026,3	978,4	4,9%
Services rendered	38,6	11,0	250,9%
Other Sales	20,9	14,7	42,7%
Revenues	1.085,8	1.004,1	8,1%
Electricity purchases	34,0	44,0	-22,7%
Fuel, steam and ashes	278,9	246,3	13,3%
Other raw materials and consumables	2,7	2,7	0,7%
Supplies and services	52,2	44,3	17,7%
Personnel costs	85,9	91,2	-5,8%
Concession and power generating rents	2,7	2,6	1,4%
Other operating expenses / (income)	(6,6)	(1,3)	-402,8%
Own work capitalised	(17,9)	(28,6)	37,5%
Depreciation and amortisation	174,4	174,3	0,0%
Provisions	8,5	7,4	15,9%
Operating costs and expenses, net	614,8	582,8	5,5%

Operating margin	471,1	421,3	11,8%

•	The services rendered include mostly intra-group transactions between EDPP and “EDP Energia” related to the purchase of electricity in the Spanish electricity pool for the supply of electricity to non-binding customers.

•	Electricity purchases decreased because in 9M2004 the energy management department managed purchases in the Spanish pool, thus replacing purchases made in 9M2003 by the Non-Binding Sector. In 2004 most of the purchases are accounted for in EDP Energia’s books and the energy management department only records the difference between the pool price and the price agreed with EDP Energia.

•	Provisions increased mostly due to higher provisioning of medical benefits following the 2004 actuarial study, which used a lower discount rate than in 2003 and an updated mortality table.

Personnel	9M2004	9M2003	Δ%
	(unaudited)	(unaudited)
Personnel costs (€ m)	85.9	91.2	-5.8%
Number of employees	1,917	2,067	-7.3%

Average cost per employee (€ th)	44.8	44.1	1.5%

•	The Human Resources restructuring plan that EDP initiated in 2003 continued to be implemented in the 9M2004. Headcount was down by 150 y-o-y and gross reduction in personnel includes 100 flexible retirements, 5 lay-offs and 104 pre-retirements in the 4Q2003 and 57 flexible retirements, 7 lay-offs and 58 pre-retirements in the 9M2004. Total headcount now amounts to 1,917 employees, including 29 from the energy management activity. This HR restructuring is reflected in the 5.8% decrease in Personnel costs despite a 2.8% average salary increase for 2004.

Capital expenditures (€ m)	9M2004	9M2003	Δ%
	(unaudited)	(unaudited)
Binding generation	25,9	36,5	-29,2%
Non-binding generation	101,2	69,3	46,0%
Other investments	5,3	6,4	-16,5%
Financial costs (capitalised)	10,6	17,1	-38,0%

Capital expenditures	143,0	129,3	10,6%

•	EDPP’s investments increased 10.6% year-on-year, reflecting the investment in the second unit of 400 MW of TER which is expected to start industrial operations on November 1, 2004.

Energy Consumption

Electricity sales (GWh)	9M2004	9M2003	Δ%
	(unaudited)	(unaudited)
Energy delivered to distribution	32.926	31.103	5,9%
Own consumption - distribution	(25)	(25)	1,1%
Distribution losses	(2.681)	(2.325)	-15,3%

Total electricity sales (1)	30.220	28.753	5,1%

Electricity sales - BES (2)	25.330	26.012	-2,6%
VHV (Very high voltage)	892	810	10,2%
HV (High voltage)	3.101	2.621	18,3%
MV (Medium voltage)	4.953	6.600	-25,0%
SLV (Special low voltage)	2.387	2.277	4,8%
LV (Low voltage)	13.071	12.837	1,8%
PL (Public lighting)	926	868	6,8%

Electricity sales - NBES (3)	4.891	2.741	78,5%
EDP	3.206	1.847	73,6%
Non-EDP	1.685	894	88,5%

(1)	Figures presented include Sales to the EDP Group.
(2)	BES - Binding Electricity System.
(3)	NBES - Non-Binding Electricity System.

•	Total electricity distributed in the 9M2004 reached 30,220 GWh, representing a 5.1% growth in Portugal’s electricity consumption. The binding system accounted for 84% of total electricity distributed in Portugal.

•	Electricity sales in the binding system decreased 2.6% year-on-year as a result of the continued transfer of some MV customers to the non-binding system. Between September 2003 and September 2004, EDPD gained 6 VHV and 22 HV clients which explains the 10.2% and 18.3% growth in VHV and HV segments, respectively.

•	Full liberalisation occurred in August 2004 with the publication of Decree Law nº192/2004 of August 17, 2004, which provided for the decrease of the eligibility threshold so as to include all LV customers. Recall that in April 2004, the eligibility threshold had already been extended to SLV customers.

•	Between the 9M2003 and the 9M2004, EDP Energia, the group’s company operating in the non-binding system, achieved a 65.5% market share of the total energy sold to liberalized clients.

EDP Distribuição

Regulated Revenues

	9M2004	9M2003*
	(unaudited)	(unaudited)
Unit revenue for the UDGr: HV and MV (€ / MWh)	9,48	9,84
Electricity delivered to BES/NBES consumers: HV and MV (GWh)	30.435	28.835
Unit revenue for the UDGr: LV (€ / MWh)	23,87	24,55
Electricity delivered to BES/NBES consumers: LV (GWh)	16.388	15.851

UDGr total allowed revenues (€ m)	679,6	673,0

Allowed revenues for the NS activity: VHV; HV and MV (€ m)	16,2	17,5
Allowed revenues for the NS activity: SLV (€ m)	7,5	6,9
Allowed revenues for the NS activity: LV (€ m)	97,3	94,8

NS activity total allowed revenues (€ m)	120,9	119,2

Allowed revenues for the SPS activity: VHV; HV and MV (€ m)	11,8	6,3
Allowed revenues for the SPS activity: SLV (€ m)	3,5	1,8
Allowed revenues for the SPS activity: LV (€ m)	58,7	59,1

SPS activity total allowed revenues (€ m)	74,0	67,1

t-2 tariff adjustment for UDGr activity (€ m)	(5,5)	(10,4)
t-2 tariff adjustment for NS activity (€ m)	0,5	—
t-2 tariff adjustment for SPS activity (€ m)	0,3	17,0

t-2 tariff adjustments for UDGr, SPS and NS (€ m)	(4,7)	6,6

t-2 tariff adjustment for Energy Acquisition activity (€ m)	49,6	—
t-1 tariff adjustment for Energy Acquisition activity (€ m)	16,0	7,7

Allowed Revenues for Energy Acquisition Activity (€ m)	65,5	7,7

Total allowed revenues after tariff adjustment (€ m)	935,4	873,7

*	Allowed Revenues for the 9M2003 were calculated on the basis of an estimated Energy Balance.

•	Allowed Revenues for the Energy Acquisition Activity are mainly related to:

(i) a €37.5 million t-2 tariff adjustment that reflects the recovery of the 2002 differences between EDPD’s estimated and real costs with energy acquisition in the non-binding system;

(ii) a €10.4 million t-2 tariff adjustment that relates to 2002 differences between the tariff invoiced to final clients (estimated and settled by ERSE) and amounts paid to REN for energy acquisition; and

(iii) a €16.0 million t-1 tariff adjustment that reflects the 2003 differences between estimated and real fuel costs for the LV segments.

•	The -€127.8 million tariff adjustment recognised in the 9M2004 is made up of -€43.2 million from the reposition of 3/4 of the positive tariff adjustment relative to year 2002, -€16 million from the reposition of 3/4 of the 2003 positive adjustment related to the recovery of variations between estimated and real fuel costs regarding energy acquisition for the LV segments and -€68.6 million from the tariff adjustment for the period (9M2004).

Electricity Sales & Gross Profit

(€ million)	9M2004	9M2003	Δ%
	(unaudited)	(unaudited)
VHV ( Very High Voltage)	37,0	33,7	9,8%
HV (High Voltage)	146,5	122,5	19,6%
MV (Medium Voltage)	370,8	479,9	-22,7%
SLV (Special Low Voltage)	229,7	215,8	6,4%
LV (Low Voltage)	1.797,2	1.664,3	8,0%
Public lighting	77,6	71,2	9,0%
Interruptibility discounts	(21,7)	(19,7)	-10,2%
Tariff correction discounts	(0,4)	(1,1)	65,9%
Invoiced Sales - BES	2.636,7	2.566,7	2,7%
Invoiced Sales - NBES	90,9	47,3	92,1%
Distribution 9M01 reposition	—	(5,0)	—
Distribution 9M02 reposition	(43,2)	(7,7)	-464,1%
Distribution 9M03 reposition	(16,0)	—	—
Distribution 2002	—	17,9	—
Distribution 9M03	—	51,9	—
Distribution 9M04	(68,6)	—	—
Tariff Adjustments	(127,8)	57,1	—

Electricity sales	2.599,8	2.671,1	-2,7%
(-) Tariff adjustments’ reposition	(59,2)	5,2	—

Sales to customers before reposition	2.658,9	2.665,9	-0,3%
Electricity purchases	1.723,6	1.792,2	-3,8%

Electricity gross profit	935,4	873,7	7,1%

•	EDPD’s “Electricity Gross Profit” (Regulated Revenues) amounted to €935.4 million an increase of 7.1% year-on-year due to a:

(i) a 1.0% increase in allowed revenues for the Use of the Distribution Grid Activity (UDGr), which accounts for 73% of EDPD’s total allowed revenues;

(ii) a 1.4% increase in allowed revenues for the Network Services’ Activity (NS);

(iii) a 10.2% increase in allowed revenues for the Supply in the Public System Activity (SPS);

(iv) a €11.3 million decrease in t-2 tariff adjustments for UDGr, NS and SPS activities; and

(v) a €57.9 million increase in tariff adjustments for Energy Acquisition Activity.

•	Allowed Revenues for the UDGr reflect: (i) a 3.7% reduction in unit revenues for HV/MV and a 2.8% fall in LV unit revenues, as well as (ii) a 5.1% average increase in consumption.

Profit and Loss Account

(€ million)	9M2004	9M2003	Δ%
	(unaudited)	(unaudited)
Electricity sales - Group	61,3	25,8	137,5%
Electricity sales - Non-Group	2.538,4	2.645,3	-4,0%
Services provided	17,3	13,8	25,4%
Other sales	1,9	1,4	43,9%
Revenues	2.619,0	2.686,2	-2,5%
Electricity purchases	1.723,6	1.792,2	-3,8%
Other raw materials and consumables	84,0	77,3	8,8%
Supplies and services	159,5	136,7	16,7%
Personnel costs	265,8	300,8	-11,6%
Concession and power generating rents	139,1	128,5	8,2%
Other operating expenses / (income)	(8,7)	(15,7)	44,4%
Own work capitalised	(137,6)	(129,8)	-6,1%
Depreciation and amortisation	262,9	260,9	0,8%
Comp. of subsidised assets’ depreciation (1)	(55,3)	—	100.0%
Provisions	32,4	58,4	-44,4%
Operating costs and expenses, net (1)	2.465,8	2.609.4	5,5%

Operating margin	153,2	76.8	19,0%

(1)	The “compensation of subsidised assets’ depreciation” is presented in 9M2004 as a deduction to the amortization instead of being recognized as other non-operating income. Thus, in 9M2003, the other non-operating income included €51.9 million related to the compensation of subsidised assets’ depreciation.

•	Supplies and services rose 16.7% following an increase in management fees from EDP, S.A. and EDP Valor (+€4.3 million).

•	Provisions for the period totalled €32.4 million, down 44.4% year-on-year in an improved economic climate. In the 9M2004 the constitution of provisions for doubtful clients was netted off against the reversal of this kind of provisions (€1.9 million). In the 9M2003, these reversals were accounted as other non-operating income/expense (€16.0 million). Such amount has not been reclassified for the 9M2003 as to do so would not be allowed under Portuguese GAAP. Under US GAAP, €1.9 million and €16 million would be included in the determination of operating income for the 9M2004 and 9M2003, respectively.

Personnel	9M2004	9M2003	Δ%
	(unaudited)	(unaudited)
Personnel costs (€ m)	265,8	300,8	-11,6%
Number of employees	5.980	6.799	-12,0%

Average cost per employee (€ th)	44,5	44,2	0,5%

•	The HR Restructuring Program continued to bear fruit. Personnel costs fell 11.6% during the period. The early retirement correction benefited from: (i) the compensation, through the amortisation of the Deferred Income created for this purpose, of €12.6 million of remunerations paid to early retirees and (ii) the anticipation of legal retirement age of early retirees (in the 9M2004, 274 early retirees opted to bring forward their retirement age).

•	EDPD reduced its workforce by 354 employees, of whom 323 were part of the HR Restructuring Program. Negotiated dismissals implied an extraordinary cost of €11.5 million and a matching extraordinary gain accounting for the increase of the Regulatory Asset. During the 3Q2004, the company negotiated 21 dismissals and 217 early retirements which will cost EDPD some €82.0 million. These costs were added to the Regulatory Asset which currently amounts to €305 million.

Capital expenditures (€ m)	9M2004	9M2003	Δ%
	(unaudited)	(unaudited)
Distribution grid	256,5	205,4	24,9%
Other investments	44,8	52,4	-14,5%

Capital expenditures (1)	301,4	257,8	16,9%

(-) Investment Subsidies	100,3	83,2	20,6%

(1)	Includes Cash Subsidies.

•	Investment in the distribution grid allowed for an improvement of the equivalent interruption time at the MV grid from 236 min in the 9M2003 to 149 min in the 9M2004.

Hidrocantábrico

Generation and Supply

Spain Energy Balance (GWh)	9M2004	9M2003	Δ%
	(unaudited)	(unaudited)
Generation	145.444	137.277	5,9%
Special Regime	32.850	29.129	12,8%
Imports	5.687	6.557	-13,3%

Market Sales & Purchases	183.981	172.963	6,4%

Regulated Distribution	117.366	119.143	-1,5%
Supply	57.901	48.478	19,4%
Exports	8.714	5.342	63,1%

Source: OMEL

•	Demand in the Spanish electricity market grew 4.2% versus 9M2003, or 3.9% adjusted for working days and temperature effects. The hydrological coefficient dropped from 1.07 to 0.83 in the period.

Generation - Selling Price & Fuel Costs	9M2004	9M2003	Δ%
	(unaudited)	(unaudited)
Avg. HC Selling Price to the Pool (1) (€/MWh)	32,4	36,6	-11,5%
Avg. HC Fuel Cost (€/MWh) (2)	20,0	15,6	28,7%

(1)	Includes wholesale market, ancillary services and capacity payment.
(2)	Excluding hydroelectric emission.

•	Hidrocantábrico was able to account €8.8 million of costs incurred in connection with transition to the competitive market as a receivable to compensate for the low pool prices.

•	The hike in imported coal prices continues to put pressure on Hidrocantábrico’s generation margins.

•	Supply of electricity to liberalised clients benefited from lower pool prices and a slight increase in its average selling price (+€12.2 million).

Supply - Electricity Sales to Clients	9M2004	9M2003	Δ%
	(unaudited)	(unaudited)
Electricity Supplied (GWh)	3.348	3.348	0,0%
Sales of the Electricity Supplied (€ m)	189,8	185,6	2,2%
Number of Clients	2.579	2.897	-11,0%

Gross Profit (Generation + Supply) - 40% (€ m)	9M2004	9M2003	Δ%
	(unaudited)	(unaudited)
Revenues	227,6	269,7	-15,6%
Direct Activity Costs	151,6	173,0	-12,4%

Gross Profit	76,0	96,7	-21,4%

•	Overall, Gross Profit of the Generation and Supply activities decreased 21%, mostly as a result of an increase in the average fuel costs and a lower average selling price to the pool, which had a negative impact of €44.1 million and €44.6 million, respectively. This was partly offset by the increase in the electricity sold to the pool, positive costs incurred in connection with transition to the competitive market for differences and a better performance of the supply activity.

HC’s Net Electricity Generation (GWh)	9M2004	9M2003	Δ%
	(unaudited)	(unaudited)
Hydroelectric	649	616	5,4%
Nuclear	907	917	-1,1%
Aboño	5.088	4.902	3,8%
Soto de Ribera	2.632	2.935	-10,3%
Coal	7.720	7.837	-1,5%
Castejón CCGT	1.417	1.101	28,7%

Total Generation	10.693	10.470	2,1%
Pumping	(69)	(99)	30,5%

Energy delivered to the Pool	10.624	10.371	2,4%

HC’s market share in wholesale market	7,3%	7,6%	-0,3 p.p.

•	Hidrocantábrico generation output was up 2.1% in the 9M2004, mostly due to a 28.7% increase in CCGT Castejón’s generation in a dry period, which offset the 10.3% decrease at Soto de Ribera’s electricity generation following triennial maintenance works at Soto de Ribera III last April.

Electricity Distributions and Gas Activity

Elect. Distribution (GWh)	9M2004	9M2003	Δ%
	(unaudited)	(unaudited)
Low Voltage	1.667	1.566	6,4%
Medium Voltage	769	728	5,6%
High Voltage	4.242	4.093	3,6%

Electricity Distributed	6.677	6.387	4,5%

of which: access clients	1.028	899	14,3%

Elect. Distribution - 40% (€ m)	9M2004	9M2003	Δ%
	(unaudited)	(unaudited)
Transmission	2,3	1,9	24,2%
Distribution	28,2	27,7	1,8%
Commercialisation	2,2	2,3	-6,0%

Elect. Regulated Revenues	32,7	31,8	2,6%

Distribution revenues reflect the increase in the allowed revenue agreed for 2004 by the relevant decree law (€90.1 million on the whole year), while the rise in the transmission revenue is related to the new transmission grid whose remuneration is based on the return on invested capital (10-year Spanish Treasury Bond plus 150 bps).

Gas Distribution (GWh) (1)	9M2004	9M2003	Δ%
	(unaudited)	(unaudited)
Gas Distributed to direct clients	5.552	3.182	74,5%
Gas Distributed to access clients	11.016	1.795	513,7%

Total Gas Distributed	16.568	4.976	232,9%

Gas Distribution - 40% (€ m) (1)	9M2004	9M2003	Δ%
	(unaudited)	(unaudited)
Transmission	3,3	0,6	402,2%
Distribution	29,0	13,4	117,0%
Commercialisation	3,3	1,1	206,1%

Gas Regulated Revenues	35,6	15,1	135,6%

(1)	Operating data considers 100% of Naturcorp’s gas distribution subsidiaries’ figures, while all financial data considers the consolidation method.

The inclusion of Naturcorp in Hidrocantábrico since August 1st 2003 contributed to the 11,591 GWh increase in gas distributed in the 9M2004 against the 9M2003. With Naturcorp, Hidrocantábrico had a 7.2% market share of gas distributed in Spain in the 9M2004 against a 2.5% market share in 9M2003. The slowdown gas distribution volumes in the 3Q2004 (4,927 GWh against 5,296 GWh in 2Q and 6,345 GWh in 1Q) was a result of lower consumptions in the summer.

Gas Supply (GWh)	9M2004	9M2003	Δ%
	(unaudited)	(unaudited)
Basque Country	5.882	947	521,1%
Rest of Spain	1.421	2.064	-31,1%

Gas Supplied	7.303	3.011	142,6%

Gas Supply - 40% (€ m)	9M2004	9M2003	Δ%
	(unaudited)	(unaudited)
Basque Country	30,9	5,1	504,4%
Rest of Spain	7,4	12,5	-40,8%

Gas Sales	38,3	17,6	117,2%

The inclusion of Naturcorp also had an important impact on the gas supplied to liberalised clients. In the 9M2004 Hidrocantábrico achieved a 5.0% share of the liberalised market (excluding supply to the electricity sector) against 2.5% in the 9M2003. As for the total Spanish gas market, both regulated and non-regulated, Hidrocantábrico sold 12,855 GWh of gas, corresponding to a 7.0% market share (excluding supply to the electricity sector). Gas supplied to liberalised clients slowed down in the 3Q2004 since some industries close in August for holidays.

Gas consumption in Spain was up 15.1% in the 9M2004 because of the increase in electricity generation based on CCGT technology. A cold winter and the increase in the number of clients, particularly in the liberalised segment, also contributed to this growth.

Profit and Loss Account

Profit and loss account - 40% (€ m)	9M2004	9M2003	Δ%
	(unaudited)	(unaudited)
Revenues	512,1	473,1	8,2%
Raw materials and consumables	344,6	321,1	7,3%
Supplies and services	25,8	22,9	12,3%
Personnel costs	29,1	25,7	13,3%
Other operating expenses / (income)	6,4	1,1	490,5%
Own work capitalised	(4,5)	(3,0)	-46,9%
Depreciation and amortization	50,8	43,6	16,5%
Comp. of subsidised assets’ depreciation (1)	(1,0)	—	-100,0%
Provisions	0,2	1,0	-81,3%
Operating costs and expenses, net (1)	451,4	412,4	9,5%
Operating margin	60,7	60,7	—
Interest and related income / (expenses)	(46,1)	(45,5)	-1,4%
Other non-operating income / (expenses) (1)	(1,6)	1,6	-200,0%
Profit before taxes and minorities	13,0	17,1	-24,0%
Provision for income taxes	5,5	(1,6)	—
Minority interests	5,0	1,6	220,4%

Net Profit	2,5	16,9	-85,2%

(1)	The “compensation of subsidised assets’ depreciation” is presented in 9M2004 as a deduction to the amortization instead of being recognized as other non-operating income. Thus, in 9M2003, the other non-operating income included €0,3 million related to the compensation of subsidised assets’ depreciation.

Note: Hidrocantábrico was proportionally consolidated in accordance with EDP’s stake in Hidrocantábrico (40%).

Operating margin in the 9M2004 was affected by:

i) the consolidation of Naturcorp since August 2003.

ii) the fall in generation activity’s gross margin due to a rise of the imported coal prices since the 4Q2003 and low pool prices during the 9M2004 (-€88.7 million). The effect of low pool prices on the generation activity was partly offset by the receivable of CTCs and a better gross margin on the supply activity;

iii) the 6% increase in the electricity distribution’s gross profit; and

iv) the increase in renewables’ output, benefiting from the two new wind farms of Cantábrico (65 MW) and Arlanzón (34 MW), which contributed €8.8 million to sales.

•	Interest expense fell 8.6% to €58.8 million following the €245 million reduction in financial debt vis-à-vis 9M2003. Interest and related income/expense increased 1.4% as a result of a higher goodwill amortisation on the back of the Naturcorp acquisition.

•	9M2004’s Net Profit is not directly comparable with the 9M2003 since at the beginning of last year Hidrocantábrico booked €25 million related to the tax benefit on the investment made in Castejón CCGT. In the 4Q2003, pursuant to IAS rules, the tax benefit booked in the 1Q2003 was reverted and will be accounted during the Castejón CCGT plant’s useful life. If we exclude the €25 million tax benefit from 2003’s figures, net profit would have dropped by €11 million.

	9M2004	9M2003	Δ%
	(unaudited)	(unaudited)
Number of employees	1.606	1.645	-2,4%

Capital expenditures - 40% (€ m)	9M2004	9M2003	Δ%
	(unaudited)
Recurring investment	31,3	28,9	8,4%
Non-recurring investment	44,8	18,2	145,9%

(-) Subsidies	4,1	4,0	2,6%

Capital expenditures	72,0	43,1	67,1%

•	Hidrocantábrico invested €82.2 million in the Albacete wind farm (124 MW), which should be operational at the beginning of November. Total investment in this project is estimated at €117 million, of which €99.4 million had already been invested as of September 30, 2004.

Brazil

Distribution

Energy sales (GWh) (unaudited)	Bandeirante			Escelsa			Enersul
	9M2004	9M2003	Δ%	9M2004	9M2003	Δ%	9M2004	9M2003	Δ%
Electricity purchases & self generation	7.786	8.345	-6,7%	5.159	5.400	-4,5%	2.621	2.571	1,9%

Electricity delivered to distribution	9.987	9.195	8,6%	6.124	6.107	0,3%	2.685	2.496	7,6%
Distribution losses	(822)	(765)	7,4%	(782)	(723)	8,1%	(433)	(395)	9,4%

Residential	1.784	1.596	11,7%	894	908	-1,6%	674	646	4,4%
Industrial	3.307	3.890	-15,0%	1.853	2.042	-9,3%	440	486	-9,5%
Commercial	935	876	6,7%	576	563	2,3%	430	404	6,5%
Other	735	752	-2,2%	854	899	-5,0%	577	534	8,1%
Electricity sales to customers	6.760	7.113	-5,0%	4.177	4.413	-5,3%	2.121	2.069	2,5%
Electricity distributed to access clients	2.405	1.316	82,7%	1.165	971	20,0%	131	31	320,6%

Total electricity distributed	9.166	8.430	8,7%	5.342	5.384	-0,8%	2.252	2.100	7,2%

•	Total electricity distributed by EDP’s subsidiaries in the Brazilian market increased 5.3%, reflecting a stronger economic environment in that region. Consumption in Escelsa’s concession area dropped due to the mild temperatures during the 9M2004 that affected the residential segment and to high rainfall which reduced the use of irrigation systems in the rural segment (included in ‘other’). On the other hand, Enersul’s region saw unusually high temperatures and dry weather during the 9M2004 (residential and rural). Industrial consumers continued to switch to the free market as reflected in this segment’s number, but they still pay for the use of the distribution grid.

•	Bandeirante’s gross profit increased 85% as a result of the 8.7% growth in consumption and the effect of the 18.08% average tariff increase granted in the last tariff revision in October 2003. However, in October 2004 ANEEL reduced the agreed tariff increase, from 18.08% to 10.51%, as a result of a provisional correction of the Regulatory Asset Base. This decision will be confirmed in October 2005. The retroactive impact of R$103.9 million is already fully provisioned. R$81.2 million were booked as operating provisions and the remaining R$22.7 million as a non-operating provision. Additionally, ANEEL approved, for the period between October 2004 and October 2005, an annual tariff increase of 15.95% over the new tariff structure.

•	Escelsa still benefited from the 17.3% tariff adjustment granted in August 2003. In August 2004, ANEEL approved an average tariff increase of 4.96%, of which: i) a 6.33% increase was related to the tariff revision process; ii) a 3.74% increase was associated with the compensation of the past deviation on non-controllable costs; and iii) a 5.11% reduction was related to a negative adjustment in Escelsa’s Regulatory Asset Base, which had a retroactive effect in the tariffs charged to clients since August 2001. As a result, Escelsa has to give back to tariffs until August 2005 of R$56.7 million, of which i) R$11.2 million were accounted for as a cost in ‘other revenues’, ii) R$35.8 million were accounted for as prior years’ costs at the extraordinary results; and iii) R$9.7 million were accounted for as interest and related expense as an inflation adjustment.

•	The 31.6% increase in Enersul’s gross profit in the 9M2004 is mostly related to the strong consumption increase.

Gross profit (R$ m) (unaudited)	Bandeirante			Escelsa			Enersul
	9M2004	9M2003	Δ%	9M2004	9M2003	Δ%	9M2004	9M2003	Δ%
Residential	536,5	443,4	21,0%	247,4	236,6	4,5%	197,0	164,6	19,7%
Industrial	542,5	549,6	-1,3%	247,5	228,8	8,2%	82,9	74,6	11,2%
Commercial	245,6	207,9	18,1%	144,2	125,1	15,2%	122,6	98,2	24,8%
Other	136,7	120,2	13,7%	130,6	120,9	8,0%	108,0	83,5	29,4%
Electricity sales to customers	1.461,4	1.321,1	10,6%	769,6	711,5	8,2%	510,5	420,8	21,3%
Electricity distributed to access clients	81,9	8,5	858,6%	56,6	24,2	134,1%	7,3	1,6	358,8%
Other Revenues (1)	(106,1)	(126,9)	16,4%	(61,5)	(64,6)	4,8%	(4,9)	(21,8)	77,6%

Revenues	1.437,1	1.202,7	19,5%	764,7	671,1	13,9%	512,9	400,6	28,0%
(-) Raw materials and consumables	908,8	916,8	-0,9%	476,0	410,5	15,9%	260,1	208,6	24,7%

Gross Profit	528,4	285,9	84,8%	288,7	260,6	10,8%	252,8	192,0	31,6%

Average Tariff to customers (R$/MWh)	216,2	185,7	16,4%	184,2	161,2	14,3%	240,6	203,4	18,3%

(1)	Includes the Regulatory Tariff Repositions, Taxes over Revenues, Non-Invoiced Electricity and other revenues.

•	The increase of Bandeirante’s operating margin is due to the 8.7% increase in consumption and the effect of the former 18.08% October 2003’s tariff revision. As mentioned before, the operating provision made to cover ANEEL’s provisional adjustment amounted to R$81.2 million. Supplies and services and depreciation were higher in the 9M2004, following the payment of licenses fees, advertising campaigns and investments in the implementation of a Customer Care & Service system in order to improve client management.

The increase at Escelsa’s operating margin is due to a strong gross profit, which despite the slight consumption decrease, still benefited from the 17.3% tariff increase granted in August 2003’s tariff adjustment. In the 9M2004, operating costs were under control given the inflationary environment in Brazil (11.9% in September 2004).

The strong increase at Enersul’s operating margin is largely explained by the 7.2% increase in consumption. Operating costs, up 8.9%, were hit by the annual salary adjustments above 10% and higher costs with the mailing of invoices.

Total Electricity Distributed by

Brazilian Subsidiaries (GWh)

Profit and Loss Account

	R$ million			€ million
	9M2004	9M2003	Δ%	9M2004	9M2003	Δ%
	(unaudited)	(unaudited)		(unaudited)	(unaudited)
Revenues	2.869,0	2.421,8	18,5%	789,6	696,5	13,4%
Raw materials and consumables	1.712,2	1.600,1	7,0%	471,2	460,2	2,4%
Supplies and services	187,8	157,3	19,4%	51,7	45,2	14,3%
Personnel costs	189,8	177,2	7,1%	52,2	51,0	2,5%
Other operating expenses / (income)	18,8	32,5	-42,2%	5,2	9,3	-44,7%
Depreciation and amortisation	161,5	153,2	5,4%	44,5	44,1	0,9%
Provision	135,6	44,7	203,5%	37,3	12,8	190,4%
Operating costs and expenses, net	2.405,8	2.165,0	11,1%	662,1	622,7	6,3%
Operating margin	463,3	256,8	80,4%	127,5	73,9	72,6%
Interest and relates income / (expenses)	(182,9)	(17,7)	—	(50,3)	(5,1)	—
Other non-operating income / (expenses)	(85,5)	55,6	—	(23,5)	16,0	—
Profit before taxes and minorities	194,8	294,8	-33,9%	53,6	84,8	-36,7%
Provision for income taxes	65,6	136,4	-51,9%	18,1	39,2	-54,0%
Minority interests	24,7	76,4	-67,7%	6,8	22,0	-69,1%

Net Profit	104,5	81,9	27,6%	28,8	23,6	22,1%

•	The strong increase in the operating margin does not reflect the effects of ANEEL’s lower tariff increase granted to Bandeirante in October 2003’s tariff revision, from 18.08% to 10.51%, which should be confirmed in October 2005. The possible excess revenues of R$81.2 million booked by Bandeitante in 2004 were already provisioned.

•	Regarding operating costs, EDP in Brazil is focused on reducing controllable costs, namely through the reduction in the number of employees. Headcount was down by 161 between the 9M2003 and 9M2004 but this effort was marred by the inflationary environment in Brazil (11.9% in September 2004), which led to salary adjustments above 10%.

•	Net interest and related expense was down 24% from R$368.8 million in the 9M2003 to R$280.4 million following the drop in benchmark interest rates. The average Selic rate dropped from 25% in the 9M2003 to 16% in the 9M2004. The slight appreciation of the Real against the US Dollar, which mainly affects the dollar-denominated debt in Brazil, had an impact of R$11.0 million in the 9M2004 compared with R$238.1 million in the 9M2003.

•	Other non-operating income in the 9M2004 includes: i) R$22.7 million in provisions related to ANEEL’s correction on Bandeirante’s October 2003 tariff revision; ii) R$35.8 million as prior years’ costs associated with ANEEL’s correction of Escelsa’s August 2001 tariff revision; and iii) a R$9.3 million loss related to the sale of Enersul’s Campo Grande gas turbine, which was sold in the 3Q2004 by a net amount of R$42.3 million.

Interest and Related Income / (Expenses)

Interest and related income / (expenses) (€ m)	9M2004	9M2003	Δ%
	(unaudited)
Income on application of the equity method	33,2	7,5	344,0%
Investment income	9,0	35,9	-74,9%
Amortization of investments (Goodwill)	(70,3)	(75,9)	7,4%
Financial investments income / (expenses)	(28,1)	(32,6)	13,8%
Interest income / (expenses)	(241,1)	(262,9)	8,3%
Favourable / (Unfavourable) exchange differences	4,3	2,0	118,8%
Other	(4,0)	6,5	—
Financing income / (expenses)	(240,8)	(254,5)	5,4%

Interest and related income / (expenses)	(268,9)	(287,1)	6,3%

Interest and related income / (expenses) were influenced by:

•	A €25.7 million increase in Income on application of the equity method since last year’s results were depressed by €7.2 million in accumulated losses from Electra. This investment was fully provisioned by EDP in YE2003;

Income on application of the equity method (€ m)	9M2004	9M2003	Δ%
	(unaudited)
REN (30%)	13,6	10,9	25,1%
CEM (22%)	8,1	2,5	219,9%
Electra (30.6%)	—	(7,2)	—
Turbogás (20%)	5,1	0,5	—
DECA II (EEGSA (21%))	1,9	—	—
Other	4,5	0,8	457,6%

Income on application of the equity method	33,2	7,5	344,0%

•	Lower Investment income following: i) the sale of the Iberdrola stake in the 2H2003 (€16.8 million in 9M2003); ii) €1.6 million less in dividends from BCP (4.36% stake), which this year amounted to €8.5 million; and iii) dividends from Tejo Energia (€3.0 million in 2003) received only in October 2004 (4Q2004);

•	The revaluation of Escelsa and Enersul’s fixed assets late in 2003, which reduced the amortizations of investments (goodwill) despite the Naturcorp acquisition in 3Q2003;

Amortization of investments (goodwill) (€ m)	9M2004	9M2003	Δ%
	(unaudited)	(unaudited)
Hidrocantábrico	29,0	24,1	20,6%
EBE	6,6	6,3	4,8%
IVEN	16,2	28,1	-42,4%
ACE Holding	3,4	2,8	22,4%
Comunitel	9,7	7,9	22,7%
Other	5,3	6,7	-20,7%

Amortization of investments (Goodwill)	70,3	75,9	-7,4%

•	Net interest expense decreased 8.3% following the lower level of average debt in the 9M2004 against the 9M2003.

•	Favourable exchange differences in the 9M2004 result from the 1% YTD Real appreciation against the US Dollar, that affect the dollar denominated debt of our Brazilian subsidiaries. Although during the 1H2004 the Real depreciated 7% against the US Dollar, this tendency was reversed in the 3Q2004 with a 9% appreciation of the Real against the US Dollar;

Other Non–operating Income / (Expenses)

Other non-operating income / (expenses) (€ m)	9M2004	9M2003	Δ%
	(unaudited)	(unaudited)
Fixed assets gains / (losses)	(2,8)	11,8	—
(Increase) / reduction in deprec. and provisions	(18,5)	27,6	—
Corrections to previous years	(16,4)	(1,7)	—
Hydrological correction	—	—	—
Compensation of subsidised assets’ depreciation (1)	3,0	58,4	-94,9%
Bad debts	(5,0)	(4,9)	-1,5%
Stocks gains / (losses)	(2,0)	(0,9)	-130,5%
Other gains / (losses)	(20,7)	(5,7)	-262,9%

Other non-operating income / (expenses)	(62,3)	84,7	173,5%

(1)	The “compensation of subsidised assets’ depreciation” is presented in 9M2004 as a deduction to the amortization instead of being recognized as other non-operating income. Thus, in 9M2003, the other non-operating income included €53.1 million related to the compensation of subsidised assets’ depreciation.

Other non-operating income / (expenses) are explained by:

•	Non-operating provisions in the 9M2004 include i) €6.2 million to account for ANEEL’s rectification on Bandeirante’s October 2003 tariff revision (see pages 18 and 20); and ii) provisions to account for the investment devaluation and contingencies.

•	Most of the compensation of subsidised assets’ depreciation (€53.1 million in the 9M2003) is now accounted for as an operating item.

•	Corrections to previous years in the 9M2004 include €9.9 million from the ANEEL’s rectification on Escelsa’s August 2001 tariff revision.

•	Other non-operating gains/(losses) include i) a €14.0 million cost related to compensations paid in 9M2004 to early retirees that accepted the anticipation of the legal retirement age; and ii) negotiated dismissals amounting to €19.9 million, which were partly offset by a €11.5 million extraordinary gain to account for the increase of EDPD’s regulatory asset.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated October 26, 2004

EDP - Energias de Portugal, S.A.

By:	/s/ João Ramalho Talone
Name:	João Ramalho Talone
Title:	Chief Executive Officer